UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless and PSA Peugeot Citroën Collaborate to Deliver New Applications and Services to Connected Cars

PSA expands beyond emergency calling to provide in-vehicle applications and services using Sierra Wireless embedded modules, Legato™ platform, and AirVantage cloud

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 3, 2015--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced a new milestone in its collaboration with PSA Peugeot Citroën, with a next-generation design win for Sierra Wireless using AirPrime® AR Series smart automotive modules, the Legato™ platform, and the AirVantage® cloud.

PSA Peugeot Citroën, which has been a Sierra Wireless customer since 2001, has connected more than 1.6 million vehicles. Since the introduction of their in-vehicle emergency notification systems in 2003, Peugeot, Citroën and DS vehicles have sent more than 13,000 alerts to emergency services operating in 17 European countries.

With its next generation of connected cars, PSA will utilize Sierra Wireless device-to-cloud technology to expand from emergency notification into additional value-added connected services for its customers. These additional services are enabled through the Legato platform, which provides an application framework and development environment that allows third-party applications to be built and hosted directly on the wireless module. With integrated AirVantage cloud service, these applications can be securely downloaded and updated remotely over the air. This next-generation Internet of Things (IoT) solution will begin to reach the market within PSA’s 2017 models.

“Our long collaboration with Sierra Wireless has enabled us to offer our customers leading-edge technology that not only helps keep them safer, but now could also provide connected services that deliver additional value,” said Brigitte Courtehoux, Director of the Connected Cars and Services Business Unit for PSA Peugeot Citroën. “Sierra Wireless technology provides us with a full automotive-grade solution, including the wireless connectivity, the application support and the remote management capabilities we need to offer these services efficiently and cost-effectively.”

“PSA Peugeot Citroën has always been visionary in providing value to customers through delivering connectivity to their cars,” said Dan Schieler, Senior Vice President and General Manager, OEM Solutions for Sierra Wireless. “Expanding their reach beyond basic safety features into other IoT services demonstrates their continued push toward innovative solutions for their customers. Customers like PSA have been the driving force behind our continued development of full device-to-cloud solutions that empower our OEM partners to be technology and innovation leaders in their respective markets.”

Lucas Leonardi, Head of Worldwide Strategy and Partnerships for Connected Cars and Services from PSA Peugeot Citroën will be a guest speaker at the Sierra Wireless Innovation Summit, to be held June 17 in Paris. For more information and to register, please visit http://summit.sierrawireless.com.

For more information about Sierra Wireless solutions for the automotive and transportation industries, please visit http://www.sierrawireless.com/automotive. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 950 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirPrime,” ÄirVantage,” and “Legato” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Sharlene Myers, +1-604-232-1445
pr@sierrawireless.com
or
Investors:
David Climie, +1-604-231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	June 3, 2015